TransAlta reports second quarter results

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Q2 2009 comparable* loss of $0.03 per share; net loss of $0.03 per share

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Accelerated major maintenance plan at Alberta Thermal substantially complete

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Successful completion of boiler modifications at Centralia Thermal

*Presenting comparable (loss) earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of these non-GAAP financial measures can be found beginning on page 25 of the MD&A.

CALGARY, Alberta (July 30, 2009) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported a comparable loss for the second quarter of 2009 of $6 million ($0.03 per share loss) versus comparable earnings of $49 million ($0.25 per share) for the same period in 2008.  The net loss for the quarter was also $6 million ($0.03 per share loss) compared to net earnings of $47 million ($0.24 per share) in the second quarter of 2008.

The lower results in the quarter were due primarily to the timing of the company’s accelerated major maintenance plans at Alberta Thermal which included three planned outages, and the final phase of the Powder River Basin coal conversion project at Centralia. Results were also impacted by lower prices in TransAlta’s markets and reduced water levels at its Alberta hydro operations. Partially offsetting these items were reduced unplanned outages at Alberta Thermal and good operating performance from the rest of the fleet.

“We dedicated a significant amount of resources to completing major maintenance at our Alberta thermal plants during the quarter. While this resulted in lower results for the period, it enables us to achieve lower unplanned outages at our Alberta Thermal plants and return to optimal generating levels so we can meet our performance goals in the future,” said Steve Snyder, TransAlta’s President and CEO.  “The planned improvement in thermal plant operations combined with our high level of contracting for the remainder of 2009 and 2010 is expected to provide for comparable earnings and cash flow growth going forward.”

Cash flow from operations for the quarter was $57 million compared to $171 million a year ago. The decline in cash flow from operations was primarily related to lower earnings in the quarter due to the increased planned maintenance. For the full year, TransAlta expects to achieve $650 - $750 million in cash flow from operations.

Year-to-date comparable earnings were $31 million ($0.16 per share) versus $148 million     ($0.74 per share) in the same period of 2008. Net earnings were $47 million ($0.18 per share) compared to $80 million ($0.40 per share) in the first two quarters of 2008. Earnings were lower year-to-date primarily due to the impact of the company’s accelerated maintenance plans, higher unplanned outages in the first quarter and lower hydro prices. Cash flow from operations was $140 million versus $408 million due primarily to lower earnings related to higher planned outages as well as the receipt of a $116 million extra PPA payment in the first quarter of 2008.

Fleet availability for the second quarter increased to 82.8 per cent compared to 79.3 per cent in the second quarter of 2008 due to lower unplanned outages at Alberta Thermal and lower planned and unplanned outages at Centralia Thermal. Year-to-date fleet availability decreased to 84.6 per cent compared to 85.5 per cent in the first half of 2008 due to the higher planned and unplanned outages at Alberta Thermal. For the year, TransAlta expects total fleet availability to be in the range of 87 - 89 per cent.

Offer for Canadian Hydro Developers

Subsequent to the end of the quarter, on July 20, 2009, TransAlta announced an all cash offer to acquire all of the issued and outstanding common shares of Canadian Hydro Developers for $4.55 per share in cash. The offer price represents a premium of approximately 30 per cent over the volume weighted average trading price of the common shares over the 10 trading days immediately prior to July 20, 2009 and approximately 25 per cent over the closing price on July 17, 2009, the last trading day before TransAlta disclosed its intention to make the offer.  TransAlta formally commenced the offer on July 22. The offer is only being made pursuant to the definitive offer and take-over bid circular and related documents.

Copies of the offer and take-over bid circular and related documents may be obtained without charge from CIBC Mellon Trust Company, the Depositary for the offer, at 1-800-387-0825. Copies of the offer and take-over bid circular and related documents are also available online at www.transalta.com.

Second Quarter 2009 Highlights:

In millions, unless otherwise stated	3 months ended June 30, 2009	3 months ended June 30, 2008	6 months ended June 30, 2009	6 months ended June 30, 2008
Availability (%)	82.8	79.3	84.6	85.5
Production (GWh)	9,656	10,652	21,829	23,878
Revenue	$585	$708	1,341	1,511
Gross margin[1]	$346	$376	727	809
Operating income [1]	$14	$93	99	282
Net (loss) earnings	($6)	$47	36	80
Comparable (loss) earnings[1]	($6)	$49	31	148
Basic and diluted earnings per share	($0.03)	$0.24	$0.18	$0.40
Comparable (loss) earnings per share	($0.03)	$0.25	$0.16	$0.74
Cash flow from operations	$57	$171	140	408

1 Gross margin, operating income, and comparable (loss) earnings are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 25 of the expanded news release for an explanation and reconciliation.

The complete second quarter report for 2009, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-8018
Toll-free North American participants – 1-866-223-7781

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 3003076. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com